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                                                                      Exhibit 17

January 22, 2006

To the Board of Directors:

         I have informed the Chairman of the Board that my last day as a Board Member was this past Friday, January 20, 2006. As you all are aware, I resigned at the beginning of the month but stayed on through the Board meeting as requested. I am looking forward to advising the Board as the Advisor to the Company and through Galen. Good luck this week and please Bob file all necessary paperwork with the SEC. I am available by phone today and on Monday if the Board wishes to consult with me on pending issues.

Regards,

Bill

William P. Danielczyk
Chairman
Galen Capital Group, LLC
(703) 556-6105 ext 103